Exhibit (a)(1)(Q)

On December 18, 2023

Re: Exercise and cancellation of Company Warrants and tender of the underlying vested shares

Dear Sir/Madam,

Reference is made to the cash tender offer to be initiated by Renesas Electronics Europe GmbH, a limited liability company incorporated under the laws of Germany (Gesellschaft mit beschränkter Haftung – GmbH) (the “Purchaser”), of all the ordinary shares (the “Company Shares”) of Sequans Communications S.A., a public limited company (société anonyme) organized under the laws of France, whose registered office is located at Les Portes de la Défense—15-55 Boulevard Charles de Gaulle 92700 Colombes (France) registered with the Trade and Companies Register of Nanterre (R.C.S. Nanterre) under number 450 249 677 (the “Company”) (including American depositary shares representing ordinary shares (the “ADSs”)) for a price (the “Offer Price”) of $0.7575 per Company Share and $3.03 per ADS (the “Offer”) pursuant to a Memorandum of Understanding dated August 4, 2023 (as amended from time to time, the “MoU”) between the Company and Renesas Electronics Corporation, a Japanese corporation (the “Parent”).

As at the date hereof, you hold outstanding warrants (bons de souscription d’actions) (“Company Warrants”) to purchase Company Shares.

In the context of the Offer, Purchaser is offering you the opportunity to:

•

exercise all, and no less than all, of your Company Warrants that are vested as of the time at which Purchaser accepts for payment and pays for Company Shares tendered in the Offer (the “Offer Acceptance Time”) (including, for the avoidance of doubt, any Company Warrants that will vest as a result of any acceleration provision that is triggered by the consummation of the Offer at the Offer Acceptance Time) and which have an exercise price that is less than the Offer Price (“In-the-Money Vested Company Warrants”) through a cashless exercise arrangement to fund the payment of the exercise price and any applicable tax withholding obligations; and

•

enter into a warrant cancellation and exercise agreement in the form attached hereto as Exhibit A (a “Warrant Cancellation and Exercise Agreement”) pursuant to which you shall agree to cancel, effective as of the Offer Acceptance Time, all your Company Warrants that are unvested as of the Offer Acceptance Time and which have an exercise price that is less than the Offer Price (“In-the-Money Unvested Company Warrants”) and replace it with a right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Shares subject to such In-the-Money Unvested Company Warrant multiplied by (y) the excess of the Offer Price over the applicable per share exercise price under such In-the-Money Unvested Company Warrant, subject to any required withholding of taxes (the “Cash Replacement Warrant Amount”), which Cash Replacement Warrant Amount will be subject to the holder’s continued service agreement or board member status with the Parent, the Company, or any of their affiliates through the applicable vesting dates, vest and be payable at the same time as the In-the-Money Unvested Company Warrant for which such Cash Replacement Warrant Amounts were exchanged would have vested pursuant to its terms;

SEQUANS Communications – Société Anonyme au capital de 2.415.738,14 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

provided that you irrevocably undertake to transfer to Purchaser all Company Shares acquired upon the exercise of your In-the-Money Vested Company Warrants (your “Warrant Shares”) at the Offer Acceptance Time or during any subsequent offering period of the Offer as defined under applicable laws and regulations (as such periods may be extended in accordance with applicable laws and regulations), and that you agree to cancel any Company Warrants that have an exercise price that is equal to or more than the Offer Price, regardless as to whether such Company Warrants are vested or unvested (“Out-of-the-Money Company Warrants”).

Details of the Offer and on how your Company Shares may be tendered to the Offer can be found here:

https://www.sec.gov/Archives/edgar/data/1383395/000119312523231944/d543505dex99a1a.htm ;

and here:

https://www.sec.gov/Archives/edgar/data/1383395/000119312523231948/d535148dsc14d9.htm#toc535148_3 .

If you do not tender all of your Warrant Shares to the Offer in accordance with the Offer, or you do not execute the Warrant Cancellation and Exercise Agreement, the exercise of your Company Warrants through the cashless exercise arrangement described above will not become effective.

If you exercise all, and no less than all, of your In-the-Money Vested Company Warrants and tender all, and no less than all, of your Warrant Shares to the Offer, you will receive, shortly following the completion of the Offer, for each Warrant Share resulting from the exercise of your Company Warrants, an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the applicable per share exercise price for each such Company Warrant, less any applicable tax withholding amount.

The exercise of your In-the-Money Vested Company Warrants in the context of the cashless exercise arrangement described above and the effectiveness of the Warrant Cancellation Agreement are subject to the satisfaction of the conditions set forth in this letter and those described in the Warrant Cancellation and Exercise Agreement, including the satisfaction of the Minimum Condition (as defined by article 8.1 of the MoU).

If you wish to exercise your In-the-Money Vested Company Warrants through the cashless exercise arrangement described above and receive the Cash Replacement Warrant Amount, you must execute and deliver the Warrant Cancellation and Exercise Agreement attached as Exhibit A electronically no later than January 9, 11:59pm (NYC time) or such later deadline as may be extended by the Purchaser (the “Acceptance Deadline”). If Purchaser elects to extend the Acceptance Deadline beyond the date identified above, the Company will notify you as soon as possible. Any extension will not impact a previously delivered Warrant Cancellation and Exercise Agreement, unless otherwise indicated by Purchaser.

SEQUANS Communications – Société Anonyme au capital de 2.415.738,14 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

The tax implications of exercising your In-the-Money Vested Company Warrants, cancelling your In-the-Money Unvested Company Warrants and cancelling your Out-of-the-Money Company Warrants are complex and you are encouraged to consult with your own legal and tax advisors, accountant, and/or financial advisor before executing and delivering the Warrant Cancellation and Exercise Agreement.

Yours sincerely,

SEQUANS COMMUNICATIONS S.A.
represented by Deborah Choate, duly authorized pursuant to a power of attorney granted by Georges Karam

SEQUANS Communications – Société Anonyme au capital de 2.415.738,14 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

EXHIBIT A

WARRANT CANCELLATION AND EXERCISE AGREEMENT

[See following pages]

SEQUANS Communications – Société Anonyme au capital de 2.415.738,14 euros

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – Hall A, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France

Tel: +33 (0)1 70 72 16 00 – Fax: +33 (0)1 70 72 16 09

MKT-FM-006-R18

WARRANT CANCELLATION AND EXERCISE AGREEMENT

This Warrant Cancellation and Exercise Agreement, dated (this “Agreement”), is entered into by and among Sequans Communications S.A., a public limited company (société anonyme) organized under the laws of France, with its registered office at Les Portes de la Défense—15-55 Boulevard Charles de Gaulle 92700 Colombes (France), registered with the Trade and Companies Register of Nanterre (R.C.S. Nanterre) under number 450 249 677 (including any successor thereto, the “Company”), Renesas Electronics Europe GmbH, a limited liability company incorporated under the laws of Germany (Gesellschaft mit beschränkter Haftung – GmbH), with its registered office at Arcadiastrasse 10 – 40472 Düsseldorf, Germany, registered with the German trade register under number HRB 3708 (the “Purchaser”) and the undersigned holder (the “Holder”) of Company Warrants (as defined below).

RECITALS

WHEREAS, Holder will hold, as of December 17, 2023, the warrants (to subscribe for ordinary shares, nominal value of €0.01 per share, of the Company (the “Company Shares”)) set forth on Exhibit A hereto (the “Company Warrants”).

WHEREAS, on August 4, 2023, the Company signed a memorandum of understanding (as amended from time to time in accordance with its terms, the “MoU”) with Renesas Electronics Corporation, a Japanese corporation, with its registered office at 3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan, registered under number 0200-01-075701 (the “Parent”), under which Parent undertakes, through a tender offer governed by the laws of the United States of America and initiated by Purchaser, to purchase with cash, subject to certain conditions set forth in the MoU, all outstanding Company Shares and American Depositary Shares (the “ADSs”) issued by the Company for USD 0.7575 per ordinary share and USD 3.03 per ADS (each ADS representing four (4) ordinary shares) (the “Offer”). All capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such terms in the MoU.

WHEREAS, in connection with, and conditioned on the consummation of, the Offer, Purchaser and Holder hereby agree to the treatment of the Company Warrants and the Company Shares issuable upon the exercise thereof (the “Warrant Shares”) as set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, representations, mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Exercise of In-the-Money Vested Company Warrants.

(a) Effective as of the time at which Purchaser accepts for payment and pays for Company Shares tendered in the Offer (the “Offer Acceptance Time”), Holder hereby exercises all, and no less than all, Company Warrants that are vested as of the Offer Acceptance Time and which have an exercise price that is less than the Offer Price (if any) (“In-the-Money Vested Company Warrants”) and consequently subscribe to the underlying Warrant Shares. For the avoidance of doubt, any Company Warrants that will vest as a result of any acceleration provision that is triggered by the consummation of the Offer at the Offer Acceptance Time shall be deemed to be vested as of the Offer Acceptance Time, and, if in-the-money, shall be treated as In-the-Money Vested Company Warrants.

(b) Holder hereby irrevocably agrees that the exercise price for the In-the-Money Vested Company Warrants and applicable tax withholdings shall be paid, directly by Purchaser, on Holder’s behalf, on the Company’s account, by way of a delegation of payment (délégation de paiement) in accordance with provisions of Article 1336 et seq. of the French Civil Code.

(c) Holder hereby confirms Holder’s firm and irrevocable commitment to transfer to Purchaser, as the case may be, at the Offer Acceptance Time or during any subsequent offering period of the Offer as defined under applicable laws and regulations (as such periods may be extended in accordance with applicable laws and regulations), all of the Warrant Shares acquired upon exercise of the In-the-Money Vested Company Warrants.

(d) Holder acknowledges that as a consequence, Holder will receive, for each Warrant Share resulting from the exercise of the In-the-Money Vested Company Warrants, an amount in cash equal to the excess, if any, of the Offer Price over the applicable per share exercise price for such In-the-Money Vested Company Warrant, less any applicable tax withholding amount, on the bank account which details have previously been provided to the Company, except otherwise instructed.

(e) Consequently, and in accordance with Articles 1984 et seq. of the French Civil Code and Delaware law, Holder hereby grants full powers to:

•	Georges Karam, President and Chief Executive Officer of the Company; and

•	Deborah Choate, Chief Financial Officer of the Company;

each acting separately with full power of sub-delegation to be true and lawful attorneys-in-fact (each, an “Attorney”), to, in Holder’s name and on Holder’s behalf:

(i) negotiate, modify, finalize, initial, sign and/or certify as true: (A) any exercise form (bulletin d’exercice) relating to the exercise of the In-the-Money Vested Company Warrants and the subscription of the Warrant Shares; (B) any documentation relating to the sale and tendering of all the Warrant Shares resulting from the exercise of the In-the-Money Vested Company Warrants to Purchaser, in particular, any transfer form (ordre de mouvement), transfer contract, ordinary share acceptance form, any cerfa form or any other deed, agreement, appendix or form that would be required for the completion of any such sale; and (C) any individual undertaking relating to any confidentiality and/or non-disclosure obligation;

(ii) represent Holder at any meeting of any corporate body of the Company (a “Meeting”) which will be necessary for the completion of the transactions contemplated under the MoU (the “Transactions”) and consequently attend any Meeting, sign attendance notes and any other documents, take part in all discussions, cast all votes which Holder is entitled to cast and generally carry out the necessary procedures in relation to the completion of the Transactions; and

(iii) more generally, in the context of the Transactions or in order to successfully complete the aforementioned actions and facilitate the completion of the Transactions, execute and sign any contract, deed, amendment, exhibit or document (including any letter, any share transfer certificate, any cerfa form, any deed of adherence, all powers to carry out, any report, minutes or written shareholders’ decision), carry out any formality, enter into any commitments, make all declarations, pay any sum and receive receipt in connection thereof, receive all sums and give receipt in connection thereof, give all instructions, certify true any documents and exhibits, elect domicile, and generally do all that is required by circumstances and do all that the Attorney will see fit to do in the context of the Transactions or in order to successfully complete the aforementioned actions.

(f) In furtherance of the foregoing, Holder hereby expressly authorizes each Attorney to act or execute any contract, deed, appendix, exhibits or document in Holder’s name and on Holder’s behalf notwithstanding the provisions of Article 1161 of the French Civil Code.

2. Cancellation of Company Warrants.

(a) Effective as of the Offer Acceptance Time, all Company Warrants held by Holder that are unvested as of the Offer Acceptance Time and which have an exercise price that is less than the Offer Price (if any) (“In-the-Money Unvested Company Warrants”) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the product of (i) the aggregate number of Company Shares subject to such In-the-Money Unvested Company Warrant multiplied by (ii) the excess of the Offer Price over the applicable per share exercise price under such In-the-Money Unvested Company Warrant, subject to any required withholding of taxes (the “Cash Replacement Warrant Amount”), which Cash Replacement Warrant Amount will be subject to Holder’s continued service agreement or board member status with Parent, the Company, or any of their affiliates through the applicable vesting dates, vest and be payable at the same time as the In-the-Money Unvested Company Warrant for which such Cash Replacement Warrant Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Warrant Amounts will have the same terms and conditions (including, with respect to vesting and acceleration) as applied to the award of In-the-Money Unvested Company Warrants for which they were exchanged, except for terms rendered inoperative by reason of the Transactions or for such other administrative or ministerial changes as Purchaser and the Company determine are appropriate to conform the administration of the Cash Replacement Warrant Amounts.

(b) Effective as of the Offer Acceptance Time, all Company Warrants held by Holder that have an exercise price that is equal to or more than the Offer Price, regardless as to whether such Company Warrants are vested or unvested, shall be cancelled without any cash payment being made in respect thereof.

3. Consents and Waivers. Holder hereby gives any consents or waivers that are reasonably required for the consummation of the Offer and the other Transactions under the terms of the Warrant and irrevocably waives all notice and/or exercise rights that may be provided under the terms of the Warrant as of the Offer Acceptance Time with respect to the treatment of such Warrant as described in this Agreement.

4. Ownership of Warrants. Holder represents that Holder beneficially owns the Company Warrants set forth on Exhibit A hereto and no other person has a beneficial interest in or a right to acquire such Company Warrants or vote any of the Warrant Shares issuable thereunder. No Company Warrant is subject to any lien, pledge, servitude, charge, security interest, option, claim, mortgage, lease, easement, proxy, voting trust or agreement, encumbrance or any other restriction on title or transfer of any nature whatsoever.

5. Power, Capacity and Authority. Each party represents to the other party that: (i) it has all requisite power, capacity and authority to enter into this Agreement and to perform its obligations under this Agreement and consummate the transactions contemplated hereby; (ii) this Agreement has been duly executed and delivered by it and, assuming the due authorization, execution, and delivery by the other parties, this Agreement is the legal, valid, and binding obligation of such party, enforceable against it in accordance with its terms, and each of the other documents to which it is (or will be) a party, when executed by it, and assuming the due authorization, execution, and delivery by each of the other parties thereto, will be the valid and binding obligation of such party, enforceable against it in accordance with its terms, in each case, except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or other law affecting or relating to creditors’ rights generally and general principles of equity; provided that no party makes any representation and warranty hereunder as to the enforceability of any provision hereunder or any other operative document that purports to bind any other person other than it.

6. Separate Representation. Holder hereby acknowledges that (a) Holder has not been represented by Orrick, Herrington & Sutcliffe LLP, Goodwin Procter LLP or any other advisors or counsel engaged by the Company, Parent or Purchaser in connection with this Agreement or issues related to the Offer or the other Transactions and (b) Holder has had sufficient time and opportunity to review this Agreement and all other documents affecting Holder’s interests in connection with the Offer. Holder acknowledges and agrees that none of the Company, Parent or Purchaser is providing any tax, legal or financial advice to Holder. Holder has had an opportunity to review with its own tax advisors the tax consequences of the Offer and the other Transactions. Holder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, Purchaser, the Company or any of their agents or representatives.

7. Miscellaneous.

(a) Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by an international courier service, or if sent by email (provided that written confirmation of receipt of email is issued to the sender of the notice), and a hard copy of such notice is also delivered by international courier service one (1) Business Day after transmission to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

(i)	If to Purchaser:

Renesas Electronics Europe GmbH

c/o Renesas Electronics Corporation

3-2-24, Toyosu, Koto-ku

Tokyo 135-0061, Japan

Email: legal-notices@renesas.com

Attention: General Counsel

With a copy to (which shall not constitute a notice):

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401, USA

Email: jolsen@goodwinlaw.com; jhaggerty@goodwinlaw.com;

jeanlee@goodwinlaw.com

Attention: Jon A. Olsen; John T. Haggerty; Jean A. Lee

Goodwin Procter (France) LLP

12 rue d’Astorg

75008 Paris, France

Email: wrobert@goodwinlaw.com

Attention: William Robert

(ii)	If to the Company:

Sequans Communications S.A.

5-55 Boulevard Charles de Gaulle

92700 Colombes, France

Email: georges@sequans.com; Deborah@sequans.com

Attention: Georges Karam; Deborah Choate

With a copy to (which shall not constitute a notice to the Company):

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105, USA

Email: jbautista@orrick.com; bcooper@orrick.com; rsmith@orrick.com

Attention: John Bautista; Brett Cooper; Richard Smith

Orrick Rambaud Martel

61, rue des Belles Feuilles

Paris, 75116

France

Email: ptardivy@orrick.com

Attention: Patrick Tardivy

(iii)	If to Holder, at the address of Holder as set forth on the records of the Company.

(b) Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Unless the context of this Agreement otherwise requires (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number respectively, (iii) the terms “hereof,” “herein,” “hereunder,” and derivative or similar words refer to this entire Agreement and (iv) references to any statute shall refer to the statute, as amended, and include the rules and regulations promulgated thereunder. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. All references in this Agreement to the subsidiaries of a legal entity shall be deemed to include all direct and indirect subsidiaries of such entity.

(c) Specific Performance. Each party acknowledges and agrees that in the event of a breach or non-compliance of any of its obligations provided for under this Agreement, the other parties may not be fully compensated by the award of monetary damages and that, without prejudice to any other remedies, the non-defaulting parties may seek the specific performance (exécution forcée) of the obligations provided for under this agreement, injunctive or other equitable relief as a remedy for any such breach or non-compliance. The parties further acknowledge and agree that any specific performance (exécution forcée) sought by a party will constitute a balanced course of action falling outside the manifest disproportion (disproportion manifeste) exclusion set forth under Article 1221 of the French Civil Code and will therefore not create a manifest disproportion (disproportion manifeste) between the cost for a good faith defaulting party and its interest for the other parties.

(d) Cost and expenses. Except as otherwise provided in this Agreement or otherwise expressly agreed in writing by the parties, each party shall be responsible for its own costs, fees, expenses and other charges of any nature arising out or in connection with the negotiation, preparation, execution and implementation of this Agreement and any other transactions, documents and agreements referred to under this Agreement.

(e) Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the subject matter of this Agreement and, unless expressly otherwise provided, supersedes any previous draft, agreement, arrangement or understanding, undertaking, representation, warranty, whether in writing or not, in relation to the matters dealt with in this Agreement.

(f) Transfer and Assignment. This Agreement shall be binding upon the parties hereto, their successors and permitted assignees. It is expressly agreed that: (i) Purchaser may assign its rights and obligations hereunder to any successor in interest and may substitute itself for any company it controls within the meaning of Article L. 233-3 of the French Commercial Code in the rights and obligations arising from this Agreement, without the prior written agreement of Holder, such assignment or substitution having no effect on this Agreement which will continue under the same terms and conditions; and (ii) Holder may not transfer (except to in the event of succession, in which case Purchaser must be informed without delay) or otherwise assign its rights and obligations under this Agreement without the prior written consent of Purchaser.

(g) Waiver and Variation.

(i) Each party hereby acknowledges that (A) this Agreement falls within the scope of Article L. 211-40-1 of the French Monetary and Financial Code and (B) as a consequence, Article 1195 of the French Civil Code regarding the occurrence of unforeseen events referred to in this Article shall not apply to this Agreement, each party agreeing to assume any risk which may arise from any such unforeseeable events.

(ii) No amendment of this Agreement shall be valid unless it is made in writing and duly executed by or on behalf of the parties hereto.

(iii) Except as expressly provided in the Agreement, any waiver of any provision, term, condition, consent, remedy or discharge must be made in writing and duly executed by (or on behalf of) the party entitled to make such waiver and no such waiver shall be deemed being a waiver of any other breach of the same or of any other term or condition of this Agreement.

(iv) Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

(v) In addition and without prejudice to any other waiver of rights by a party provided in this Agreement, to the fullest extent permitted by applicable law, each party hereto expressly and irrevocably waives the following provisions of the French Civil Code which shall not be applicable to this Agreement and, accordingly, no claim for termination, variation or lapse of this Agreement shall be permitted on the grounds of these following provisions of the French Civil Code:

(A) Article 1218 of the French Civil Code regarding the right for a debtor to suspend the performance of or to terminate a contract in case of a force majeure event; or

(B) Article 1226 of the French Civil Code regarding the right for a creditor to terminate a contract at its own risk.

(h) Severability. If any provision of this Agreement is held to be or become illegal, invalid or unenforceable, in whole or in part, under any law, for any reason whatsoever, it shall not affect the legality, validity or enforceability of the other provisions of this Agreement and in such case, the parties will consult with each other and use all reasonable efforts to agree a replacement provision with a legal, valid and enforceable substitute of equivalent intended effect of such provision.

(i) Electronic Signature. The parties acknowledge and agree that this Agreement may be entered into by a Party in writing in electronic form. In such instance, the parties agree that:

(i) in accordance with the terms of Article 1366 of the French Civil Code, it is signed electronically by means of a reliable identification process implemented by DocuSign®, guaranteeing the link between each signature and this Agreement in accordance with the provisions of Article 1367 of the French Civil Code;

(ii) this Agreement has the same enforceability as a hard-copy written document pursuant to the provisions of Article 1366 of the French Civil Code and shall be validly invoked to evidence such enforceability;

(iii) this electronic signature has the same legal enforceability as their handwritten signature and give certainty (date certaine) to the date of/attributed to the signing of this Agreement by the DocuSign services;

(iv) the requirement of having one (1) original copy of the Agreement for each party shall be deemed to be fulfilled if this Agreement electronically signed is established and stored pursuant to Articles 1366 and 1367 of the French Civil Code and this process allows each party to be provided with a copy of this Agreement on a material format or to have access to a copy of this Agreement, pursuant to the provisions of Article 1375 of the French Civil Code; and

(v) this Agreement shall take effect on the date hereof.

(j) Applicable Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with French law; provided that Section 1(e) shall be governed by Delaware law. Any dispute relating to this Agreement, in particular concerning its validity, performance or interpretation, shall be submitted to the exclusive jurisdiction of the competent Commercial Court (tribunal de commerce compétent).

(k) Termination. In the event that the MoU is terminated in accordance with its terms prior to the Offer Acceptance Time, then this Agreement shall automatically terminate concurrently with such termination.

[Signature Page Follows]

IN WITNESS WHEREOF, this Warrant Cancellation and Exercise Agreement has been duly executed by the parties set forth below as of the date written on the first page of this agreement and shall be effective and inclusive as of the Offer Acceptance Time.

COMPANY:

SEQUANS COMMUNICATIONS S.A.
represented by Deborah Choate, duly authorized pursuant to a power of attorney granted by Georges Karam

[Signature Page to Warrant Cancellation and Exercise Agreement]

IN WITNESS WHEREOF, this Warrant Cancellation and Exercise Agreement has been duly executed by the parties set forth below as of the date written on the first page of this agreement and shall be effective and inclusive as of the Offer Acceptance Time.

PURCHASER:

RENESAS ELECTRONICS EUROPE GmbH
represented by Carsten Jauch, Managing Director

[Signature Page to Warrant Cancellation and Exercise Agreement]

IN WITNESS WHEREOF, this Warrant Cancellation and Exercise Agreement has been duly executed by the parties set forth below as of the date written on the first page of this agreement and shall be effective and inclusive as of the Offer Acceptance Time.

HOLDER:

born on of nationality residing e-mail address:
(the “Holder”)

[Signature Page to Warrant Cancellation and Exercise Agreement]

Exhibit A

Number of Company Warrants as of 17 December 2023

Name of Company Warrants plan	Company Shares granted
BSAco 2013-1
BSAco 2014-1
BSAco 2016-1
BSAco 2016-2
BSAco 2018-1
BSA 2014 CA
BSA 2015 CA
BSA 2016 CA
BSA 2017 CA
BSA 2018 CA
BSA 2019 CA
BSA 2020 CA
BSA 2021 CA
BSA 2020-1
BSA 2022-1
BSA 2022 CA
BSA 2023 CA